SCHEDULE 14A
                    Proxy Statement Pursuant to Section 14(a)
            of the Securities Exchange Act of 1934 (Amendment No. __)


Filed by the Registrant [ ]

Filed by a Party other than the Registrant    [x]

Check the appropriate box:

[  ]     Preliminary Proxy Statement
[  ]     Confidential, for Use of the Commission Only (as permitted by Rule
         14a-6(e)(2))
[  ]     Definitive Proxy Statement
[  ]     Definitive Additional Materials
[X ]     Soliciting Material Pursuant to Section 240.14a-12

                         HALLWOOD REALTY PARTNERS, L.P.

                (Name of Registrant as Specified In Its Charter)

        High River Limited Partnership, Barberry Corp. and Carl C. Icahn


    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]      No fee required.

[ ]      Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

         1)      Title of each class of securities to which transaction applies:



         2)      Aggregate number of securities to which transaction applies:



         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

         4)       Proposed maximum aggregate value of transaction:

         5)       Total fee paid:



[  ]     Fee paid previously with preliminary materials.

[  ]     Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:

         2)       Form, Schedule or Registration Statement No.:



         3)       Filing Party:



         4)       Date Filed:

     On May 1, 2003, High River Limited Partnership, a Delaware limited partnership, filed an Offer to Purchase any and all of the outstanding limited partner units in Hallwood Realty Partners, L.P., a Delaware limited partnership and the associated rights to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between the Partnership and EquiServe Trust Company, N.A., as rights agent, at a purchase price of $100.00 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, including the Instructions thereto, as it may be supplemented or amended from time to time. The Offer to Purchase refers to a possible proxy or consent solicitation by High River Limited Partnership, Barberry Corp. and Carl C. Icahn.

     The Offer to Purchase is filed as Exhibit 1 and is incorporated by reference.